Exhibit 99.4

Press Release

Results of the option to receive the 2018 first interim dividend in shares

Paris, October 10, 2018 - The Board of Directors of Total S.A. met on September 19, 2018, and declared a 2018 first interim dividend of €0.64 per share and offered, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of June 1st, 2018, the option for shareholders to receive the 2018 first interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from September 25 to October 4, 2018. At the end of the option period, 59% of rights were exercised in favour of receiving the payment for the 2018 first interim dividend in shares.

18 783 197 new shares will be issued, representing 0.70% of the Company’s share capital on the basis of the share capital as of September 30, 2018. The share price for the new shares to be issued as payment of the 2018 first interim dividend was set at €52.95 on September 19, 2018. The price is equal to the average opening price on Euronext Paris for the twenty trading days preceding the Board of Directors of September 19, 2018, reduced by the amount of the 2018 first interim dividend, without any discount.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris will occur on October 12, 2018. The shares will carry immediate dividend rights and will be fully assimilated with existing shares already listed.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back during the quarter the newly issued shares with the intention to cancel them.

The remaining cash dividend to be paid to shareholders who did not elect to receive the 2018 first interim dividend in shares amounts to 681 million euros and the date for the payment in cash is set for October 12, 2018.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.